COMMENTS RECEIVED ON MARCH 12, 2010

FROM CHRISTIAN SANDOE

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Fidelity Strategic Advisers Growth Fund

POST-EFFECTIVE AMENDMENT NO. 5

1. "Front Cover" (prospectus)

"Fund/Ticker
Fidelity® Strategic Advisers® Growth Fund/[_____]"

C: The Staff requested we include the class name on the front cover.

R: Item 1 of Form N-1A requires that the front cover include the "Fund's name and Class or Classes, if any, to which the prospectus relates." The fund does not offer more than one class of shares. Accordingly, we have not modified the disclosure.

2. "Fund Summary" (prospectus)

"Fee Table"

"A The fund's management fee is calculated by adding the amount resulting from the annual management fee rate of [__%] plus the total fees payable to the fund's sub-advisers based upon each sub-adviser's respective allocated portion of the fund's assets. The fund's maximum aggregate annual management fee will not exceed [__%] of the fund's average daily net assets."

C: The Staff requested that we remove footnote A and describe the management fee arrangements in the Fund Management section of the prospectus. The Staff noted that we may include disclosure regarding the maximum management fee in footnote C, if contractual.

R: Footnote A will be removed. The management fee arrangements are described in the Fund Management Section of the prospectus.

The following language will be added to footnote C:

"Strategic Advisers has contractually agreed that the fund's maximum aggregate annual management fee will not exceed [ %] of the fund's average daily net assets."

3. "Fund Summary" (prospectus)

"Fee Table"

"[C Strategic Advisers has contractually agreed to waive [__%] of the fund's management fee until [_____].]"

C: The Staff requested we include disclosure regarding who may terminate this waiver and also would like confirmation that the waiver will remain in effect for at least one year.

R: We confirm that the waiver will remain in effect for at least one year. The following language will be added to footnote C:

"This arrangement will remain in effect through [ ], unless terminated or modified earlier with the approval of the fund's Board of Trustees."

4. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Investing in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Growth Index)."

C: The Staff asks that we provide a definition for large market capitalization.

R: While there is no precise definition for the term "large capitalization," the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the Russell 1000 Growth Index classifies publicly offered companies according to their market capitalization, and generally are representative of the large-cap segment of the U.S. equity market, we believe our definition is reasonable, even though we recognize that the capitalization ranges of this index vary from time to time.

5. "Fund Summary" (prospectus)

"Principal Investment Risks"

"Investing in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Growth Index)."

C: The Staff noted that the Russell 1000 Growth Index includes small cap companies and therefore requested that we include small cap risk disclosure.

R: Investing in small cap stocks is not currently a principal investment strategy of the fund. Accordingly, we have not modified the disclosure.

6. "Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"The fund is not available for sale to the general public.

Shares of the fund are offered exclusively to certain clients of Strategic Advisers. For more information, see the Additional Information about Purchase and Sale of Shares section of the prospectus.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requested that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: The language will be modified as follows:

"~~Shares of the fund are offered exclusively to certain clients of Strategic Advisers. For more information, see the Additional Information about Purchase and Sale of Shares section of the prospectus.~~

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

7. "Investment Details" (prospectus)

"Principal Investment Risks"

C: The Staff requested confirmation that all risks listed in the statutory prospectus are also listed in the summary prospectus.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the fund's principal investment risks. The risk disclosure in the "Fund Summary" section is meant to be a summary of the risk disclosure in the "Investment Details" section, and therefore, we have not modified our disclosure.

8. "Front Cover" (SAI)

"Fidelity® Strategic Advisers® Growth Fund (____)"

C: The Staff requested we add the fund's ticker symbol.

R: The ticker symbol will be added in the funds next filing.

9. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.